UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

Results of 25th Annual General Meeting

GSK plc ('GSK') held a hybrid Annual General Meeting ('AGM') at 2.30pm on Wednesday 7 May 2025 at The Landmark London, 222 Marylebone Road, London, NW1 6JQ. Shareholders were able to join the meeting in person or virtually via the Lumi AGM website and Zoom.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

All 25 resolutions were passed and decided upon by a poll. The table below shows the results for each resolution. The full text of the resolutions is contained in the Notice of AGM published on 24 March 2025, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	% of Issued Share Capital voted(3)	Votes withheld(4)
1	Receive and adopt the 2024 Annual Report	3,031,647,740	99.82	5,472,209	0.18	3,037,119,949	73.91%	12,204,390
2	Approve the Annual report on remuneration	2,810,183,626	92.46	229,176,108	7.54	3,039,359,734	73.97%	9,979,421
3	Approve the Remuneration policy	2,786,567,742	93.10	206,384,696	6.90	2,992,952,438	72.84%	56,376,703
4	Election of Dr Gavin Screaton	3,040,206,238	99.89	3,385,136	0.11	3,043,591,374	74.07%	5,719,426
5	Re-election of Sir Jonathan Symonds	2,947,917,394	98.40	48,075,530	1.60	2,995,992,924	72.91%	53,319,043
6	Re-election of Dame Emma Walmsley	3,038,248,728	99.82	5,613,533	0.18	3,043,862,261	74.08%	5,444,311
7	Re-election of Julie Brown	3,034,344,765	99.69	9,515,889	0.31	3,043,860,654	74.08%	5,460,463
8	Re-election of Elizabeth McKee Anderson	2,941,679,748	96.64	102,161,424	3.36	3,043,841,172	74.08%	5,465,676
9	Re-election of Charles Bancroft	2,956,308,387	97.13	87,450,752	2.87	3,043,759,139	74.07%	5,553,709
10	Re-election of Dr Hal Barron	3,039,339,475	99.85	4,466,176	0.15	3,043,805,651	74.08%	5,489,801
11	Re-election of Dr Anne Beal	2,955,431,838	97.09	88,492,673	2.91	3,043,924,511	74.08%	5,388,566
12	Re-election of Wendy Becker	2,933,164,994	96.36	110,745,350	3.64	3,043,910,344	74.08%	5,400,009
13	Re-election of Dr Harry C Dietz	3,039,383,688	99.86	4,369,000	0.14	3,043,752,688	74.07%	5,560,851
14	Re-election of Dr Jeannie Lee	3,039,577,387	99.86	4,161,377	0.14	3,043,738,764	74.07%	5,574,652
15	Re-election of Dr Vishal Sikka	3,038,858,707	99.84	4,756,490	0.16	3,043,615,197	74.07%	5,688,803
16	Re-appointment of the auditor	3,025,673,462	99.89	3,223,574	0.11	3,028,897,036	73.71%	20,430,064
17	Remuneration of the auditor	3,039,931,435	99.88	3,782,302	0.12	3,043,713,737	74.07%	5,591,584
18	Authority for the company to make donations to political organisations and incur political expenditure	2,946,755,927	99.01	29,581,561	0.99	2,976,337,488	72.43%	72,977,673
19	Authority to allot shares	2,899,903,495	95.30	143,133,156	4.70	3,043,036,651	74.06%	6,282,441
20	Disapplication of pre-emption rights - general power(5)	2,941,521,597	96.72	99,811,731	3.28	3,041,333,328	74.02%	7,942,085
21	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(5)	2,962,038,875	97.39	79,351,038	2.61	3,041,389,913	74.02%	7,904,048
22	Authority for the company to purchase its own shares(5)	3,036,538,826	99.83	5,280,936	0.17	3,041,819,762	74.03%	7,499,989
23	Exemption from statement of senior statutory auditor's name	3,022,840,749	99.74	7,951,051	0.26	3,030,791,800	73.76%	18,502,136
24	Authority for reduced notice of a general meeting other than an AGM(5)	2,863,892,275	94.11	179,242,127	5.89	3,043,134,402	74.06%	6,172,307
25	Approve the adoption of the GSK Share Value Plan	2,972,805,515	99.56	13,033,137	0.44	2,985,838,652	72.67%	63,503,752

Notes:

(1)    The "for" votes include those giving the Chair discretion.
(2)    Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)    The Company's issued share capital as at 2 May 2025 consisted of 4,109,037,095 shares of 31 ¼ pence each ('Ordinary Shares') excluding Ordinary Shares held in Treasury. Every shareholder has one vote for every Ordinary Share held.
(4)    A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(5)    Indicates Special Resolutions requiring a 75% majority of votes cast.

The following table provides further information on participation in the AGM:

	GSK's 25th AGM (Hybrid meeting) (2025)	GSK's 24th AGM (Hybrid meeting) (2024)
Issued share capital (excluding Treasury Shares)	4,109,037,095	4,314,108,510
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	74.21%	73.11%
Total shareholder population	86,241	60,448
Total number of proxies lodged	3,743	2,886
Number of shareholders in attendance	130 in person 25 participated virtually	125 in person 38 participated virtually
% of shareholders who lodged proxies	4.34%	4.77%

The above poll results will shortly be available on the company's website at www.gsk.com.

In accordance with Listing Rule 6.4.2 of the Financial Conduct Authority's (FCA) Listing Rules, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the FCA and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary
7 May 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 07, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc